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                                 Chipcards, Inc.
                          425 Market Street, 22nd Floor
                         San Francisco, California 94105

                                November 7, 2002



Via Edgar and Overnight Delivery
--------------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

         Re:   Chipcards, Inc.
               Request to Withdraw Registration Statement on Form SB-2 (File No. 333-60896)

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Chipcards, Inc., a California corporation (the "Company"), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-60896) together with all amendments thereof and exhibits thereto (the "Registration Statement"), on grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477(a). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on May 14, 2001.

         The Registration Statement was filed in connection with the proposed initial public offering of units (the "Units"), each consisting of one share of the Company's common stock, no par value, and one redeemable warrant to purchase one share of the Company's common stock. Based upon changed circumstances in the securities markets, the Company has determined at this time not to pursue the public offering contemplated by the Registration Statement. Because the Company will not proceed with the proposed offering, the Company's board of directors and management believe that withdrawal of the Registration Statement is appropriate.

         The Company confirms that no preliminary prospectuses have been distributed, no securities have been issued or sold pursuant to the Registration Statement or the prospectus contained therein and all activity regarding the proposed public offering has been discontinued.

         The Company requests that, pursuant to Rule 477(c), an order with the date of granting of the request for withdrawal be included in the file for the Registration




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Securities and Exchange Commission
November 7, 2002
Page Two

Statement on Form SB-2 in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto."

         Pursuant to Rule 477(c), the Company hereby advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) under the Securities Act.

         The Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account with the Commission for future use.

         If you have any questions regarding this application for withdrawal, please contact Susan H. Mac Cormac of Morrison & Foerster LLP, legal counsel to the Company, at (415) 268-6060.

                                      Sincerely,

                                      Chipcards, Inc.


                                      By: /s/ Allen Yue
                                          -----------------------
                                          Allen Yue
                                          President

cc: Thomas Jones -- Securities and Exchange Commission
    Susan H. Mac Cormac -- Morrison & Foerster LLP
    Michael DiGiovanna -- Reed Smith, LLP